SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-33-S



               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        FILED UNDER SECTION 33(E) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
       FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY

                             DUKE ENERGY CORPORATION
                             526 SOUTH CHURCH STREET
                               CHARLOTTE, NC 28201

         Duke Energy Corporation ("Duke Energy"), a North Carolina corporation and a public-utility company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Annual Report pursuant to
Section 33(e) of the Act.


ITEM 1

         IDENTIFY EACH FOREIGN UTILITY COMPANY, STATE ITS LOCATION AND BUSINESS ADDRESS, AND DESCRIBE THE FACILITIES IT UTILIZES FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. IDENTIFY EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN THE COMPANY AND DESCRIBE THE INTEREST HELD.

1.       PIEDRA DEL AGUILA FACILITY

         Location of                 (8314) VILLA Piedra del Aguila
         Facility:                   Neuquen,  Argentina

         Business                    Hidroelectrica Piedra del Aguila S.A.
                                     ("Piedra del Aguila")
         Address:                    Av. de Mayo, 645 First Floor
                                     Buenos Aires
                                     Republic of Argentina

         DESCRIPTION OF FACILITY

         Piedra del Aguila holds an exclusive 30-year concession for the generation of hydroelectric energy from the facility located at Piedra del Aguila in the Provinces of Neuquen and Rio Negro in Argentina. The facility consists of four 350 MW units. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         Duke Hidronor, Inc. ("Duke Hidronor")
         Duke Hidronor (Caymans) Ltd. ("DHCL")
         Hidroneuquen S.A. ("Hidroneuquen")
         Duke Hidronor Operating Corp. ("DHOC")

         Duke Hidronor, a Delaware corporation, is a wholly owned direct subsidiary of DEG, which is a wholly owned direct subsidiary of Duke Energy Global Asset Development, Inc., a Nevada corporation ("DEGAD"), a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation ("Duke Capital"), which, in turn, is a wholly owned subsidiary of Duke Energy. Duke Hidronor owns 100% of DHCL, which in turn owns a 16.54% equity interest in Hidroneuquen, an Argentine corporation. Hidroneuquen owns a 59% equity interest in Piedra del Aguila, resulting in Duke Hidronor holding a 9.76% indirect equity interest in Piedra del Aguila. Duke Hidronor also owns 100% of the outstanding voting securities of DHOC. DHOC is an operator of the Piedra del Aguila facility.

2.       PJP FACILITY

         Location of                 Irian Jaya region
         Facility:                   of eastern Indonesia

         Business                    P.T. Puncakjaya Power ("PJP")
         Address:                    Plaza 89, 5th Floor
                                     J1. H.R. Rasuna Said Kav. X-7 No. 6
                                     Jakarta 12940, Indonesia


         DESCRIPTION OF FACILITY

         PJP owns certain facilities consisting of power generation and power delivery assets located in Irian Jaya, Indonesia. Such facilities provide electric power to a large mining and milling operation and its surrounding infrastructure. The operational generation assets include eight separate power generation facilities consisting of an aggregate of 66 diesel-fueled generating units (ranging from .32 MW to 4.7 MW), and one hydroelectric generating facility consisting of two hydroelectric generating units (approximately 3.15 MW each). The power plants have a combined adjusted nameplate capacity of approximately 194 MW. Additionally, a 3 unit, 195 MW coal-fired generation plant was completed and placed into service in 1998.

         The facilities also include the following transmission assets: a 5 kilometer 115 kV ring bus which interconnects certain of the power production plants, a 15 kilometer 20 kV transmission line which joins two portions of the facilities and a 10 kilometer 13 kV transmission line which joins other portions of the facilities. Additionally, a 96.6 kilometer transmission line is under construction.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         P.T. Nusantara Power Services ("NPS")
         Duke Netherlands LT Holdings B. V. ("Duke Netherlands")


         As of December 31, 1999, approximately forty-three percent (43%) of the outstanding voting securities of PJP is owned by Duke Netherlands, a Dutch entity, which is a wholly owned direct subsidiary of DEG, which is a wholly owned subsidiary of DEGAD, which is owned as previously described. The outstanding voting securities of NPS is forty percent (40%) owned by

Duke Project Services Pacific, Inc., a Nevada corporation ("DPSP"). DPSP is a wholly owned direct subsidiary of Duke Project Services Group, Inc., a Delaware corporation ("DPSG"), which is a wholly owned direct subsidiary of Duke Capital. NPS is the operator of the PJP facilities.

3.       ELECTROQUIL FACILITY

         Location of                 Guayaquil, Ecuador
         Facility:

         Business          Electroquil S.A. ("Electroquil")
         Address:          K.M. via a la Costa
                           Guayaquil, Republica del Ecuador

         DESCRIPTION OF FACILITIES

         The Electroquil facilities consist of a 168 MW, diesel-fired power generation facility located near Guayaquil, Ecuador. Electroquil sells electricity to the Government of Ecuador under long-term power purchase agreements.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         Duke Energy International del Ecuador Cia. Ltda. ("DEI")
         Duke Energy Electroquil Partners ("DEEP")

         The outstanding voting securities of Electroquil is owned 51.5% by DEI, which is a wholly owned subsidiary of DEEP. A 1% interest in DEEP is owned by DESI, with the remaining 99% interest in DEEP being owned by DEGAD, which is owned as previously described.

4.       NUEVA RENCA FACILITY

         Location of                 Santiago, Chile
         Facility:

         Business                    Sociedad Electrica Santiago, S. A. ("ESSA")
         Address:                    Miraflores 222.  Piso 4
                                     Santiago, Chile

         DESCRIPTION OF FACILITY

         The facility (Nueva Renca) is wholly owned by ESSA and consists of a single unit 350 MW combined-cycle natural gas facility located in Santiago, Chile, known as the Nueva Renca plant. ESSA sells power from the Nueva Renca plant to the grid and through customer contracts.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         Duke Energia de Chile, Ltda. ("DECH")
         Duke Blue Water, Limited ("Duke Blue Water")

         Twenty-four percent (24%) of the outstanding voting securities of ESSA is owned by DECH, which is 99.99% owned by Duke Blue Water, a Cayman Islands corporation, which is a wholly owned subsidiary of DEG, which is a wholly owned subsidiary of DEGAD, which is owned as previously described. DECH is 0.01% owned by Duke Hidronor, which is owned as described under the section hereof entitled "Piedra del Aguila Facility."

5.       EGENOR FACILITY

         Location of
         Facility:                  Northern Peru

         Business                   EGENOR S.A. ("Egenor")
         Address:                   Avenida Pardo y Aliaga No. 699
                                    San Isidro
                                    Lima 27
                                    Peru

         DESCRIPTION OF FACILITY

         The facilities owned by Egenor are described below:

                                Hydro Facilities

         Egenor currently owns and operates 415MW (225MW hydro/190MW thermal) of installed capacity serving the Central-North Interconnected System (SICN) in Peru. The 225MW run-of-river hydro capacity includes the 145MW Canon del Pato plant and the 80MW Carhuaquero plant. Both plants have recently completed expansions that, combined, added 102MW of capacity (90MW at Canon del Pato and 12MW at Carhuaquero). Both units are run-of-river hydro plants that sell energy to the grid on a competitive spot market and to customers under term agreements.

                               Thermal Facilities

         The 190MW of thermal capacity consists of 5 simple-cycle diesel fired gas turbines and twenty-four diesel engines located at 6 separate plant sites along the coastline in northern Peru. Energy is sold to the grid on a competitive spot market based on dispatch instructions received from a central dispatch center

                             Transmission Facilities

         Egenor owns approximately 268 kilometers of 138kV and 83 kilometers of 220 kV of transmission facilities, interconnecting certain power generation assets among themselves or to the grid.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         Dominion Holding Peru S.A.C.
         Inversiones Dominion Peru S.A.
         Duke Energy International Peru Holdings No. 2, LLC
         Duke Energy International Peru Holdings No. 1, LLC

         Inversiones Dominion Peru S.A. ("IDP"), a Peruvian company, owns sixty percent (60%) of the voting equity securities of Egenor. Fifty-one percent (51%) of the voting securities of IDP are owned by Dominion Holding Peru S.A.C. ("DHP"), a Peruvian company and forty-nine percent (49%) of the outstanding voting securities of IDP are owned by Duke Energy International Peru Holdings No. 2, LLC, a Delaware limited liability company.

         Duke Energy International Peru Holdings No. 2 LLC owns approximately 99.99% of the outstanding voting securities of DHP and Duke Energy International Peru Holdings No. 1, LLC owns the remaining 0.01%.

         Duke Energy International Peru Holdings No. 2, LLC owns thirty percent (30%) of the voting equity securities of Egenor.

         Duke Energy International Peru Holdings No. 2, LLC, is a wholly owned subsidiary of Duke Energy International Peru Holdings No. 1, LLC, another Delaware limited liability company. Duke Energy International Peru Holdings No. 1, LLC, is a wholly owned subsidiary of DEG, which is owned as previously described.

6.       ACAJUTLA AND GENERSAL FACILITIES

         The names and business addresses of the foreign utility companies associated with the Acajutla and Genersal facilities are:

         A. Duke Energy International El Salvador Investments No. 1, Ltd. ("DEI El Salvador-Bermuda")
                  5400 Westheimer Court
                  Houston, TX 77056-5310

         B.       Duke Energy International El Salvador Investments No. 1, S.A.
                  de C.V.
                  ("DEI El Salvador")
                  170 Calle Lorena
                  Colonia Roma, San Salvador
                  El Salvador

         C.       Generadora Acajutla, S.A. de C.V. ("Acajutla")
                  170 Calle Lorena
                  Colonia Roma, San Salvador
                  El Salvador

         D.       Generadora Salvadorena, S.A. de C.V. ("Genersal")
                  170 Calle Lorena
                  Colonia Roma, San Salvador
                  El Salvador

         DESCRIPTION OF FACILITIES

         The facilities owned by each of the foreign utility companies listed in this section are described below:

         A.       DEI El Salvador-Bermuda

         DEI El Salvador-Bermuda owns no electric facilities except through its indirect ownership, as the parent company of DEI El Salvador, of the securities of Acajutla and Genersal. The ownership of such entities is described further below under "Ownership."

         B.       DEI El Salvador

         DEI El Salvador owns 80.118% of the voting securities of Acajutla and 96.941% of the voting securities of Genersal. DEI El Salvador owns no electric facilities except through its ownership of the securities of Acajutla and Genersal.

         C.       Acajutla

         The assets of Acajutla comprise a single plant with five generating units. The plant is located in the southwestern region of El Salvador, approximately 81 kilometers from San Salvador. The plant has an installed capacity of 220.1 MW and an effective capacity of 183 MWMW. Three of the five generating units are diesel-fired gas turbines, while the other two are steam units that use bunker C fuel oil. The steam units are used either for base or medium load, whereas the diesel-fired turbines are used mainly during peak hours and dry periods. Power from Acajutla is sold through a combination of contract and spot market sales, depending upon prevailing market conditions.

         Duke Energy, through its subsidiaries, is in the process of modernizing and expanding the Acajutla facility, adding 96MW of capacity by installing 6 additional engines which will run on bunker C fuel oil at an expected cost of $75 million.

         D.       Genersal

         The assets of Genersal consist of two generating plants, Soyapango and San Miguel, which have a combined installed capacity of 84.4 MW and an effective capacity of 75 MW . Soyapango is located within the city limits of San Salvador and has an installed capacity of 55.7 MW divided between three units, all of which are diesel-fired gas turbines. San Miguel is located in the eastern region of the country, 136 kilometers from San Salvador and has an installed capacity of 28.7 MW. San Miguel operates one diesel fired gas turbine and five diesel engines, all of which are used for power generation during peak hours or emergency situations.

The power generated at Soyapango and San Miguel is sold through a combination of contract and spot market sales, depending on market conditions.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         DEI El Salvador owns 80.118% of the voting equity securities of Acajutla, and 96.941% of the voting equity securities of Genersal. 99% of the outstanding voting securities of DEI El Salvador are owned by DEI El Salvador-Bermuda, which is a wholly owned subsidiary of Texas Eastern (Bermuda), Ltd. ("TE Bermuda"). TE Bermuda is wholly owned by DEGAD, which is owned as previously described.

7.       AUSTRALIAN FOREIGN UTILITY COMPANY FACILITIES ASSETS

         The names and business addresses of the foreign utility companies owned by Duke Energy in Australia are:

         A. Duke Energy Development Pty Ltd ("Duke Development") Level 33, Waterfront Place
                  1 Eagle Street
                  Brisbane, Qld 4000 Australia

         B. Duke Energy WA Holdings Pty Ltd ("Duke WA Holdings") Level 33, Waterfront Place
                  1 Eagle Street
                  Brisbane, Qld 4000 Australia

         C.       Duke Energy WA Power Pty Ltd ("Duke WA Power")
                  Level 33, Waterfront Place
                  1 Eagle Street
                  Brisbane, Qld 4000 Australia

         DESCRIPTION OF FACILITIES

         The facilities owned by each of the foreign utility companies listed in this section are described below:

         A.       Duke Development

         Duke Development has acquired interests in development projects in Australia which are still in planning stages:

         (i) a nominal 300MW combined cycle gas turbine integrated with the Whylla steelworks in South Australia fueled by a combination of plant off-gases and natural gas.

         (ii) a nominal 220MW combine cycle gas turbine integrated with the Port Kembla steelworks in New South Wales fueled by a combination of plant off-gases and natural gas.

         Duke WA Holdings and Duke WA Power
         ----------------------------------

         Duke WA Holdings owns the following power facilities located in Western
Australia:

         (i) Mt. Newman power station, which has a nominal installed capacity of 105MW consisting of three 35MW Frame 6 gas turbines with an adjacent switchyard. The power station was completed in 1995 and commenced operation in 1996; and

         (ii) Port Hedland power station, consisting of a stand-alone three unit power generation facility and two turbines located at the Port Hedland HBI plant. The stand-alone facility has a nominal installed capacity of 105MW comprising three 35MW Frame 6 gas turbines with an adjacent switchyard and transmission lines connecting the facility to two substations owned by Western Power Corporation. The gas turbines entered into commercial service in 1995 and supply electricity to port operations at Nelson Point and Finucane Island, the HBI plant and the Mt. Goldsworthy Mining Associates Joint Venture mine operations.

                  The HBI power facilities are located within the HBI plant at Port Hedland and include two 35MW nominal capacity turbines which will provide electricity and heat for the HBI process. These facilities are currently being commissioned.

         Duke WA Power also holds an 11.834% interest in the Goldfields Gas Transmission Joint Venture. This joint venture was formed to build and own the 1,400 km Goldfields Gas Transmission Pipeline which extends from the North West Shelf of Western Australia to Kalgoorlie. The pipeline was constructed in 1996.

         Duke WA Holdings and Duke WA Power have jointly entered into separate Power Purchase Agreements with BHP Iron Ore Pty Ltd and BHP Direct Reduced Iron Pty Ltd for the supply of power from the Newman and Port Hedland power stations. It has also entered into Gas Supply Agreements with Pilbara Gas Pty Ltd for both the Mt. Newman and Port Hedland power stations.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         The outstanding voting stock of Duke Development is owned by DEGAD, which is owned as previously described.

         Duke WA Holdings is a wholly owned subsidiary of Duke Energy Australia Ltd., a Bermuda corporation, which is a wholly owned subsidiary of TE Bermuda, which is owned as previously described. Duke WA Power is a wholly owned subsidiary of Duke WA Holdings.

8.       NEW ZEALAND FOREIGN UTILITY COMPANY FACILITIES ASSETS

         Set forth below is the name and business address of the foreign utility company owned by Duke Energy based in New Zealand:

                  Duke Energy New Zealand Limited ("Duke New Zealand") 5400 Westheimer Court
                  Houston, TX  77056

DESCRIPTION OF FACILITIES

         Duke New Zealand operates the following facilities located at Glenbrook (outside of Auckland), New Zealand:

         (i) Kilns co-generation plant which consists of four boilers and a 74 MW steam turbine generator, which was commissioned in 1997;

         (ii) Multi-Hearth Furnace co-generation plant consisting of four boilers and two condensing turbines which, operating together, normally produce a combined output of approximately 20MW. The plant was commissioned in 1987; and,

         (iii) Slab Reheat Furnace Waste Heat Boiler which uses feedwater drawn from the Multi-Hearth Furnace co-generation plant. Steam produced by the waste heat boiler is transferred to a nearby process steam main.

         Duke New Zealand has entered into separate Power Purchase Agreements with BHP New Zealand Steel Ltd for the supply of steam and electricity from each of these facilities.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP

         Duke New Zealand is a wholly owned subsidiary of Texas Eastern (Bermuda) Ltd ("TE Bermuda"), which is a wholly owned subsidiary of DEGAD, which is owned as previously described.


9.       PARANAPANEMA

         The names and business addresses of the foreign utility companies associated with Paranapanema are:

         A.       Duke Energia do Brasil Ltda ("Duke Brazil")
                  Rua Boa Vista 254
                  7 andar, sala 721,
                  Centro, Sao Paulo, Sao Paulo
                  Brazil

         B.       Duke Energia do Sudeste Ltda ("Duke Sudeste")
                  Ruo Boa Vista 254
                  7 andar, sala 721,
                  Centro, Sao Paulo, Sao Paulo
                  Brazil

         C.       Companhia de Geracao de Energia Eletrica Paranapanema
                  ("Paranapanema")
                  Rua da Consolacao, 1875, 9 andar
                  Sao Paulo, Sao Paulo
                  Brazil

         DESCRIPTION OF FACILITIES

         The facilities owned by each of the foreign utility companies listed in this section are described below:

         A.       Duke Brazil

         Duke Brazil will own no electric facilities except through its indirect ownership of the securities of Paranapanema, as described below under "Ownership."

         B.       Duke Sudeste

         Duke Sudeste acquired 71.27% of the voting securities of Paranapanema, along with 3.6% of Paranapanema's preferred stock. The purchase price paid for the stock of Paranapanema was 1.239 billion reais, or approximately US$680 million. Paranapanema also has 750 million reais (approximately US$416 million) of low-interest debt outstanding. Duke Sudeste owns no electric facilities except through its ownership of the securities of Paranapanema.

         C.       Paranapanema

         Paranapanema owns and operates eight hydroelectric generating facilities on the Paranapanema River in the Sao Paulo state of Brazil. The facilities have a combined installed capacity of 2,307 MW.

         Over 90% of the generation provided by the facilities will remain under contract to four electric distribution companies through the year 2002. After 2002, the contracts will be phased out over a four-year period, and the generation will become available for the spot market or bilateral contracts. The tariffs under the original contracts are established by an independent regulatory agency (ANEEL) and are indexed for inflation.

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         Duke Sudeste owns 71.27% of the voting equity securities of Paranapanema, and 3.6% of the preferred securities. 99% of the outstanding voting securities of Duke Sudeste are owned by Duke Brazil and 1% of such stock is owned by DEG, which is owned as previously described. 99% of the outstanding voting securities of Duke Brazil are owned by DEG, and 1% of such stock is owned by DEGAD, which is owned as previously described.

10.      MOLLEJON FACILITY

         The names and business addresses of the foreign utility companies associated with the Mollejon facility are:

         A.       Duke Energy International Holdings No. 1. Ltd.
                  ("DEI No. 1")
                  5400 Westheimer Court
                  Houston, TX 77056-5310

         B. Duke Energy International Belize Investments No. 1, Ltd. ("DEI Belize-Bermuda")
                  5400 Westheimer Court
                  Houston, TX 77056-5310

         C.       Duke Energy International Belize, Inc.
                  ("DEI Belize")
                  P.O. Box 87
                  San Ignacio, Cayo District
                  Belize

         D.       Belize Electric Company Limited ("BECOL")
                  P.O. Box 87
                  San Ignacio, Cayo District
                  Belize

         DESCRIPTION OF FACILITY

         The facilities owned by each of the foreign utility companies listed in this section are described below:

         A.       DEI No. 1 and DEI Belize-Bermuda

         DEI No. 1 and DEI Belize-Bermuda own no electric facilities except through their indirect ownership, as the parent companies of DEI Belize, of the securities of BECOL. The ownership of such entities is described further below under "Ownership."

         B.       DEI Belize

         DEI Belize owns 95% of the voting securities of BECOL. DEI Belize owns no electric facilities except through its ownership of the securities of BECOL.

         C.       BECOL

         The assets of BECOL are comprised of a single hydroelectric plant with three generating units. The plant is located in the Cayo District of Belize, on the Macal River. The plant has an installed and effective capacity of 25.2 MW. The reservoir has a maximum level of 1.7 cubic meters and a minimum level of 650,000 cubic meters. All of the power from Mollejon is sold through a power purchase agreement to Belize Electricity Ltd. ("BEL").

         ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF OWNERSHIP INTERESTS

         DEI Belize owns 95% of the voting equity securities of BECOL. All of the outstanding voting securities of DEI Belize are owned by DEI Belize-Bermuda, which is a wholly owned subsidiary of DEI No. 1. DEI No. 1 is a wholly owned subsidiary of DEG. DEG is wholly owned by DEGAD, which is owned as previously described.

ITEM 2

         IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

         Duke Hidronor, along with certain other shareholders of Hidroneuquen, participated in a $30,000,000 standby credit facility for Piedra del Aguila, of which Duke Hidronor's share was $5,700,000. As of December 31, 1999, the credit facility had no amount outstanding. In 1999 Duke Hidronor invested in the Series V Subordinated Trust Notes due 2023 issued by Hidroneuquen. As of December 31, 1999, the balance due to Duke Hidronor was $3,415,510.00.

         Duke Netherlands had $13 million notes receivable from PJP, as of December 31, 1999.

         Duke Capital has guaranteed the following BECOL debt (i) $10 million payable to the International Finance Corporation; and (ii) $15 million payable to the Commonwealth Development Foundation. In addition, there are $22.8 million in notes receivable from BECOL to Duke Capital.

         Duke Energy Australia Pty Ltd ("DEA") (the corporate service and finance provider for the Australian group) obtained a A$498,000,000 bridge loan facility from a group of three banks. The facility was guaranteed by Duke Capital. The funds loaned by DEA were then on-lent to Duke WA Holdings and Duke New Zealand to fund acquisitions of certain of the facilities described herein.

         The bridge facility was taken out in December 1999, partly by a non-recourse project finance facility of A$250,000,000, partly by subordinated debt from DEA. The project finance is entirely non-recourse to parent. Duke Capital guarantees the remaining $241,000,000 of subordinated debt of DEA.

ITEM 3

         IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

         None.

                                    SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                           DUKE ENERGY CORPORATION



                                           By:     _________________________
                                                   Richard J. Osborne
                                                   Executive Vice President and
                                                   Chief Executive Officer

Date:    April 28, 2000


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Robert T. Lucas III
                               Assistant Secretary and Associate General Counsel Duke Energy Corporation PB05E
                               422 South Church Street
                               Charlotte, North Carolina 28202-1904

                                    EXHIBIT A


         An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public-utility companies.

Exhibit A-1       Piedra del Aguila

Exhibit A-2       PJP

Exhibit A-3       Electroquil

Exhibit A-4       Nueva Renca

Exhibit A-5       Egenor

Exhibit A-6       Acajutla & Genersal

Exhibit A-7       Australia

Exhibit A-8       New Zealand

Exhibit A-9       Paranapanema

Exhibit A-10      Mollejon


         Please see descriptions of each of the foreign utility companies in this report for full names of certain utilities appearing on the organizational charts in this Exhibit A.

                                                                     EXHIBIT A-1
                                PIEDRA DEL AGUILA


                                  - - - - - - -
                                 | Duke Energy |
                                  - - - - - - -
                                        |
                                        |
                                - - - - - - - -
                                | Duke Capital |
                                - - - - - - - -
                                        |
                                        |
                                  - - - - - - -
                                  | PanEnergy |
                                  - - - - - - -
                                        |
                                        |
                                    - - - -
                                    | DESI |
                                    - - - -
                                        |
                                        |
                                    - - - - -
                                    | DEGAD |
                                    - - - - -
                                        |
                                        |
                                      - - -
                                     | DEG |
                                      - - -
                                        |
                                        |
                                - - - - - - - - -               - - - -
                               |  Duke Hidronor  |- - - - - - - | DHOC |
                                - - - - - - - - -               - - - -
                                        |
                                        |
                                        |
                       - - - - - - - - - - - - - - - - -
                       |  Duke Hidronor (Caymans) Ltd. |
                       - - - - - - - - - - - - - - - - -
                                        |
                                        |   16.54%
                              - - - - - - - - - -
                              |   Hidroneuquen  |
                              - - - - - - - - - -
                                        |
                                        |   59%
                              - - - - - - - - - - -
                              | Piedra del Aguila |
                              - - - - - - - - - - -


                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-2

                                       PJP


                                 - - - - - - -
                                 |Duke Energy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -           - - - -
                                 | Duke Capital |- - - - - | DPSG |
                                 - - - - - - - -           - - - -
                                        |                     |
                                        |                  - - - -
                                        |                  | DPSP |
                                   - - - - - -             - - - -
                                  | PanEnergy |               |    40%
                                   - - - - - -             - - - -
                                        |                  | NPS |
                                        |                  - - - -
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DEGAD |
                                     - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                     | DEG |
                                     - - - -
                                        |
                                        |
                                        |
                       - - - - - - - - - - - - - - - - - -
                      | Duke Netherlands LT Holdings B.V. |
                       - - - - - - - - - - - - - - - - - -
                                        |
                                        |
                                        | 43%
                                     - - - -
                                     | PJP |
                                     - - - -



                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-3

                                   ELECTROQUIL


                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |- - - - - - - -
                                     - - - -               |
                                        |                  |
                                        |                  |
                                        |                  |
                                   - - - - -               |
                                   | DEGAD |               | 1%
                                   - - - - -               |
                                        |                  |
                                        |                  |
                                        | 99%              |
                                     - - - -               |
                                    | DEEP |- - - - - - - -
                                     - - - -
                                        |
                                        |
                                        |
                         - - - - - - - - - - - - - - -
                         | DEI del Ecuador Cia. Ltda. |
                         - - - - - - - - - - - - - - -
                                        |
                                        |
                                        |     51.5%
                              - - - - - - - - - - -
                              | Electroquil, S.A. |
                              - - - - - - - - - - -



                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-4

                                   NUEVA RENCA

                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -
                                   | DEGAD |
                                   - - - - -
                                        |
                                        |
                                        |
                                      - - -
                                     | DEG |- - - - - - - -
                                      - - -                |
                                        |                  |
                                        |                  |
                                        |                  |
                                 - - - - - - - - -         - - - - - - - - -
                                | Duke Blue Water |        | Duke Hidronor |
                                 - - - - - - - - -         - - - - - - - - -
                                        |                  | 0.01%
                                        |                  |
                                        | 99.99%           |
                                     - - - -               |
                                    | DECH |- - - - - - - -
                                     - - - -
                                        |
                                        |
                                        | 24%
                                     - - - -
                                    | ESSA |
                                     - - - -

                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-5

                                     EGENOR


                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -
                                   | DEGAD |
                                   - - - - -
                                        |
                                        |
                                        |
                                      - - -
                                     | DEG |
                                      - - -
                                        |
                                        |
                                        |
                           - - - - - - - - - - - - - -
                          | Duke Energy International |
                          |    Holdings No. 1 LLC     |
                           - - - - - - - - - - - - - -
                                        |
                                        |
                                        |
                           - - - - - - - - - - - - - -
                          | Duke Energy International |
                          |    Holdings No. 2 LLC     |
                           - - - - - - - - - - - - - -

                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-6

                               ACAJUTLA & GENERSAL


                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -
                                   | DEGAD |
                                   - - - - -
                                        |
                                        |
                                        |
                                  - - - - - - -
                                 | TE Bermuda |
                                  - - - - - - -
                                        |
                                        |
                                        |
                - - - - - - - - - - - - - - - - - - - - - - - - -
               | DEI El Salvador Investments No. Ltd. - Bermuda |
                - - - - - - - - - - - - - - - - - - - - - - - - -
                                        |
                                        |
                                        |   99%
              - - - - - - - - - - - - - - - - - - - - - - - - - - -
             | DEI El Salvador Investments No. 1 Ltd. S.A. de C.V. |
              - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                        |
                                        |
                                        |   80.118%
                                   - - - - - -
                                  | Acajutla |
                                   - - - - - -
                                        |
                                        |
                                        |   96.94%
                                   - - - - - -
                                  | Genersal |
                                   - - - - - -

                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-7


                                    AUSTRALIA


                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -            - - - - - - - - - -
                                   | DEGAD |            | Duke Development |
                                   - - - - -            - - - - - - - - - -
                                        |
                                        |
                                        |
                                  - - - - - - -
                                 | TE Bermuda |
                                  - - - - - - -
                                        |
                                        |
                                        |
                      - - - - - - - - - - - - - - - - - - -
                     | Duke Energy Australia Ltd.- Bermuda |
                      - - - - - - - - - - - - - - - - - - -
                                        |
                                        |
                                        |
                                - - - - - - - - - -
                               | Duke WA Holdings  |
                                - - - - - - - - - -
                                        |
                                        |
                                        |
                                   - - - - - -
                                | Duke WA Power |
                                   - - - - - -


                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-8


                                   NEW ZEALAND


                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -
                                   | DEGAD |
                                   - - - - -
                                        |
                                        |
                                        |
                                  - - - - - - -
                                 | TE Bermuda |
                                  - - - - - - -
                                        |
                                        |
                                        |
                                - - - - - - - - - -
                               | Duke New Zealand |
                                - - - - - - - - - -


                  Ownership is 100% unless otherwise specified

                                                                     EXHIBIT A-9

                                  PARANAPANEMA

                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -
                    | - - - - - - - | DEGAD |
                    |              - - - - -
                    |                   |
                    |                   |
                    |                   |
                1%  |                 - - -
                    |                | DEG | - - - - - - -
                    |                 - - -                |
                    |                   |                  |
                    |                   |                  |
                    |                   |    99%           |
                    |           - - - - - - - -            |
                     - - - - -  | Duke Brazil |            |  1%
                                - - - - - - - -            |
                                        |                  |
                                        |                  |
                                        |    99%           |
                                 - - - - - - - -           |
                                | Duke Sudeste |- - - - - -
                                 - - - - - - - -
                                       |
                                       |
                                       |    71.27%
                                  - - - - - - -
                                | Paranapanema |
                                  - - - - - - -

                  Ownership is 100% unless otherwise specified

                                                                    EXHIBIT A-10
                                    MOLLEJON



                                   - - - - - -
                                 | Duke Energy |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - - -
                                | Duke Capital |
                                 - - - - - - - -
                                        |
                                        |
                                        |
                                 - - - - - - -
                                 | PanEnergy |
                                 - - - - - - -
                                        |
                                        |
                                        |
                                     - - - -
                                    | DESI |
                                     - - - -
                                        |
                                        |
                                        |
                                   - - - - -
                                   | DEGAD |
                                   - - - - -
                                        |
                                        |
                                        |
                                      - - -
                                     | DEG |
                                      - - -
                                        |
                                        |
                                        |
                                   - - - - - -
                                  | DEI No. 1 |
                                   - - - - - -
                                        |
                                        |
                                        |
                               - - - - - - - - - -
                             | DEI Belize-Bermuda |
                               - - - - - - - - - -
                                        |
                                        |
                                        |
                     - - - - - - - - - - - - - - - - - - - -
                    | Dominion Energy Central America Inc. |
                     - - - - - - - - - - - - - - - - - - - -
                                        |
                                        |
                                        |  95%
                                    - - - - -
                                    | BECOL |
                                    - - - - -


                  Ownership is 100% unless otherwise specified